UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

EXPLANATORY NOTE

On September 23, 2026, Psyence Biomedical Ltd. (the “Company”) issued a press release announcing a cash investment in Psyence Labs Ltd. (“PsyLabs”) by the Company’s affiliate, Psyence Biomed II Corp. (“PBCII”), and a value-matched share-for-share exchange among the Company, PsyLabs and PBCII, together with the establishment of Texas Ibogaine Research Corporation, a U.S. subsidiary of the Company, and the Company’s plans for a potential ibogaine clinical trial in Texas. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

The press release is qualified in its entirety by reference to the full text of the agreements filed as exhibits to this Report on Form 6-K. The description of the transactions in the press release and in this Report does not purport to be complete and is subject to, and qualified in its entirety by, the Pre-emption Notice and Backstop Subscription Commitment dated September 9, 2026 filed as Exhibit 10.1 hereto, the Form of Irrevocable Acceptance dated September 16, 2026 filed as Exhibit 10.2 hereto, and the Share-for-Share Swap and Nomination Agreement dated September 21, 2026 filed as Exhibit 10.3 hereto.

This Report on Form 6-K, including Exhibit 99.1 and Exhibits 10.1, 10.2 and 10.3 attached hereto, is hereby expressly incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-298570) and shall be deemed a part thereof from the date hereof, except to the extent superseded by information contained in documents or reports subsequently filed with or furnished to the Securities and Exchange Commission that is, or is deemed to be, incorporated by reference therein.

EXHIBIT INDEX

Exhibit	Description
10.1	Pre-emption Notice and Backstop Subscription Commitment, dated September 9, 2026, between Psyence Labs Ltd. and Psyence Biomed II Corp.
10.2	Form of Irrevocable Acceptance, dated September 16, 2026, of Psyence Biomed II Corp. in respect of the Pre-emption Notice and Backstop Subscription Commitment.
10.3	Share-for-Share Swap and Nomination Agreement, dated September 21, 2026, among Psyence Biomedical Ltd., Psyence Labs Ltd. and Psyence Biomed II Corp.
99.1	Press Release of Psyence Biomedical Ltd., dated September 23, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2026

Psyence Biomedical Ltd.

By:	/s/ Warwick Corden-Lloyd
Name:	Warwick Corden-Lloyd
Title:	Chief Financial Officer

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